Exhibit 99.1

This exchange offer (the “Offer”) is being made for the ordinary shares of Magic Software Enterprises Ltd. (the “Issuer”) by Matrix IT Ltd. (the “Offeror”), each of which is a company incorporated in Israel. The Offer and information distributed in connection with the Offer are subject to disclosure requirements of Israel that are different from those of the United States. Financial statements and financial information included in the document, if any, have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws in respect of the Offer, since the Issuer and the Offeror are located in Israel, and some or all of their officers and directors may be residents of Israel or other countries outside the U.S. You may not be able to sue a company incorporated outside the U.S. or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a company incorporated outside the U.S. and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Matrix IT Ltd.

(the "Company")

February 5, 2026

To: The Tel Aviv Stock Exchange Ltd. http://www.maya.tase.co.il	To: Israel Security Authority www.magna.gov.il

Re: Notice of Fulfillment of Conditions Precedent for the Completion of a Merger Transaction, Other Than Receipt of the Merger Certificate

Following the Company’s prior reports1 regarding its engagement in a reverse triangular merger transaction pursuant to a merger agreement dated November 3 2025, between the Company, Magic Software Enterprises Ltd.2 ("Magic"), and Magitrix Ltd.3 (the "Merger Transaction" and the "Merger Agreement"), the Company hereby respectfully updates that all conditions precedent to the completion of the Merger Transaction have been fulfilled, other than the receipt of the merger certificate from the Registrar of Companies. Accordingly, the Company is preparing for the completion of the Merger Transaction, including the completion of the actions required for the shares' exchange in accordance with the provisions of the Merger Agreement, as well as the actions and engagements required for the issuance of the consideration shares (as defined in the Shelf Offering Report) to Magic's shareholders.

The Company will publish a further immediate report regarding the expected date for receipt of the merger certificate and the completion of the Merger Transaction, as well as additional details in accordance with Section 3.2 to the Shelf Offering Report.

Respectfully,

Matrix IT Ltd.

By: Nevo Brenner, CFO

Adv. Yifat Givol, Head of Legal Department and Company's Secretary

________________________

[1]	Notice of special general meeting of shareholders dated November 3, 2025 (reference no. 2025-01-083233) and the Company’s shelf offering report dated December 3, 2025 (reference no. 2025-01-096297) (the "Shelf Offering Report").
[2]	A public company whose shares are traded on NASDAQ and on the Tel Aviv Stock Exchange, and whose controlling shareholder is Formula Systems (1985) Ltd., the controlling shareholder of the Company.
[3]	A private company incorporated in Israel, wholly owned by the Company, which was established for the purpose of the merger and has no operations.